                                                                      EXHIBIT 22


FINANCIAL HIGHLIGHTS 1997

                                                                                MAY 31,
                                                                -------------------------------------------------
                                                                  1996        1995         1994          1993

(IN THOUSANDS, EXCEPT PER SHARE INFORMATION)           1997
------------------------------------------------------------
Revenues                                            $150,500    $141,137    $121,354      $111,458      $102,656
Costs of revenues and depreciation                    66,433      64,600      57,759        56,190        53,595
Selling, administrative and
   general expenses                                   42,439      37,792      36,907        33,902        34,439
Interest                                                 829       2,230       2,457         1,870         2,136
                                                    --------    --------    --------      --------      --------
Income before income taxes                            40,799      36,515      24,231        19,496        12,486
Income taxes                                          16,726      14,872       9,667         7,896         4,994
                                                    --------    --------    --------      --------      --------
Income before cumulative effect of
   accounting change                                  24,073      21,643      14,564        11,600         7,492
Cumulative effect of change in accounting
   for income taxes                                       --          --          --            --         2,591
                                                    --------    --------    --------      --------      --------
Net income                                          $ 24,073    $ 21,643    $ 14,564      $ 11,600      $ 10,083
                                                    ========    ========    ========      ========      ========
Earnings per common and common equivalent share:
      Income before cumulative effect of
         accounting change                          $   1.94    $   1.75    $   1.20      $    .97      $    .57
      Cumulative effect of change in
         accounting for income taxes                      --          --          --            --           .19
                                                    --------    --------    --------      --------      --------
      Net income                                    $   1.94    $   1.75    $   1.20      $    .97      $    .76
                                                    ========    ========    ========      ========      ========
Average common and common
   equivalent shares outstanding                      12,400      12,350      12,157        12,008        13,259
Total assets                                        $188,213    $171,428    $162,909      $135,048      $142,076
Bank borrowings                                     $  4,200    $ 16,800    $ 36,100      $ 25,900      $ 38,900
10% subordinated debentures                               --          --          --            --      $  5,192
Shareholders' equity                                $139,220    $114,623    $ 92,188      $ 77,532      $ 65,822
Shareholders' equity per common share               $  11.57    $   9.61    $   7.83      $   6.59      $   5.61

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION      ELECTRO RENT
AND RESULTS OF OPERATIONS                                        CORPORATION


LIQUIDITY AND CAPITAL RESOURCES

The Company's business is capital intensive, with substantial capital expenditures required to maintain the equipment pool. Electro Rent's rental and lease equipment portfolio totaled $266,624,000, at acquisition cost, at May 31, 1997 as compared with $241,432,000 at May 31, 1996. The increase in rental and lease equipment primarily resulted from the high level of purchases, partially offset by sales and the retirement of fully depreciated and obsolete equipment. The Company was able to increase purchases of computers and test equipment while at the same time improving equipment management, resulting in increased average equipment utilization for fiscal 1997. During the three years ended May 31, 1997, the Company made payments for equipment purchases totaling $180,715,000, resulting in a net increase in the equipment portfolio at acquisition cost of $66,110,000 for the three-year period. The Company has three principal sources of liquidity: cash flows provided by operating activities, proceeds from the sale of equipment from its portfolio, and external funds, historically provided by bank borrowings. As the following table illustrates, cash flows from operating activities and proceeds from the sale of equipment have been more than sufficient to fund the Company's operations.


                                                              1995                1996                        THREE YEARS ENDED
                                                                                               --------------------------------
  (IN THOUSANDS)                                                                                  1997             MAY 31, 1997
  --------------------------------------------------                                           --------------------------------
  Cash flows from operating activities(1)                   $ 46,746             $ 58,104      $ 68,749           $ 173,599
  Proceeds from sale of equipment                             18,622               18,543        18,424              55,589
  Payments for equipment purchases                           (54,053)             (53,648)      (73,014)           (180,715)
  Net decrease in bank borrowings(2)                          (4,653)             (19,300)      (12,600)            (36,553)
  Net increase in equipment portfolio at
     acquisition cost                                         27,302               13,616        25,192              66,110

(1)For the components of cash flows from operating activities, see the Consolidated Statements of Cash Flows.

(2)Excludes Genstar debt assumed at acquisition.

  As indicated by the table, cash flows from operating activities and proceeds from sale of equipment provided 127% of the funds required for equipment purchased during the three-year period. Rental and lease revenues have been significantly supplemented as a source of cash flow by proceeds from the sale of equipment from Electro Rent's portfolio. Management believes that cash flows from operating activities, proceeds from the sale of equipment and its borrowing capacity (see Note 2 of Notes to Consolidated Financial Statements) will be sufficient to fund the Company's operations for the foreseeable future. Additionally, the Company believes that it currently has low leverage ratios for a firm in the rental and leasing business and, if necessary, additional credit could be obtained to finance growth.

  The market for traditional test and measurement equipment increased modestly in the last three fiscal years, enabling the Company to increase total volume. Expenditures for this type of equipment have increased and are expected to continue at a high level. With the anticipated growth in rentals of personal computers and workstations, the Company is projecting purchases of this equipment to increase. In spite of projected high levels of future expenditures for rental equipment, bank borrowings are likely to continue declining.

  In connection with its 3.6% interest in the Nippon Electro Rent (NER) joint venture, the Company guaranteed 200 million yen of NER's bank debt as of May 31, 1997. In accordance with a negotiated schedule, the Company's loan guarantee was eliminated on July 1, 1997.

  Inflation generally has favorably influenced the Company's results of operations by enhancing the sale prices of its used equipment. Lower inflation rates and newer, less expensive equipment with similar or better specifications could result, over a period of several years, in lower relative prices for used electronic equipment with a negative impact on margins and earnings. Prices of new and used electronic test equipment have not consistently followed the overall inflation rate. Prices of new and used personal computers and workstations have consistently declined for the past three years. Because management is unable to predict the advances in technology and the rate of inflation for the next several years, it is not possible to estimate the impact of these factors on the Company's earnings.

FISCAL 1997 COMPARED WITH FISCAL 1996

Total revenues for the year ended May 31, 1997 increased by 7% from $141,137,000 to $150,500,000, reflecting continued improvement in rentals and leases, as sales remained stable. Rental revenues increased by 5% to $109,231,000 in fiscal 1997 primarily as a result of business expansion in personal computers and workstations, including the effect of purchasing LDI Computer Rentals in March 1996. Lease revenues increased by 31% to $19,950,000 in fiscal 1997 primarily due to continued demand for personal computer operating leases which provide large companies flexibility in responding to obsolescence risk. Sales of used equipment in fiscal 1997 remained essentially unchanged at $18,424,000.

Depreciation increased by 7% to $46,342,000 in fiscal 1997 primarily due to higher equipment levels and a continuing shift in the equipment pool to personal computers which have shorter depreciable lives. Costs of revenues other than depreciation decreased by 5% to $20,091,000 primarily due to lower parts expense related to the personal computer business. Selling, administrative and general expenses increased by 12% to $42,439,000 in fiscal 1997 as a result of increased business activity and a need to build depth in the organization. Interest expense decreased by 63% to $829,000 in fiscal 1997 as a result of a decline in bank borrowings made possible by increased cash flows from operating activities, in spite of a substantial increase in equipment purchases. As a result of the above, net income increased to $24,073,000 for fiscal 1997 from $21,643,000 in the prior year, an 11% increase.

FISCAL 1996 COMPARED WITH FISCAL 1995

Total revenues for the year ended May 31, 1996 increased by 16% from $121,354,000 to $141,137,000, reflecting continued improvement in rentals and leases and stabilization of equipment sales at the prior year level. Rental revenues increased by 15% to $104,286,000 in fiscal 1996 as a result of business expansion in personal computers, workstations and test and measurement equipment, the full year effect of the Genstar acquisition which was included in operating results for eight months in fiscal 1995, and the acquisition of LDI Computer Rentals on March 29, 1996. Lease revenues increased by 52% to $15,209,000 in fiscal 1996 primarily due to continued demand for personal computer operating leases which provide large companies flexibility in responding to obsolescence risk. Although sales of used equipment of $18,543,000 in fiscal 1996 were at about the same level as the prior year, it was due to higher personal computer sales being offset by lower sales of test and measurement equipment which experienced increased rental utilization.

Depreciation increased by 17% to $43,510,000 in fiscal 1996 primarily due to the full year inclusion of Genstar, higher equipment levels and a continuing shift in the equipment pool to personal computers which have shorter depreciable lives. Costs of revenues other than depreciation increased by 3% to $21,090,000 in fiscal 1996 primarily due to higher maintenance and repair expenses associated with the personal computer business. Selling, administrative and general expenses increased by 2% to $37,792,000 in fiscal 1996 to support the higher business activity. Interest expense decreased by 9% to $2,230,000 in fiscal 1996 as a result of a decline in bank borrowings made possible by increased cash flows from operating activities. As a result of the above, net income increased to $21,643,000 for fiscal 1996 from $14,564,000 in the prior year, a 49% increase.

CONSOLIDATED STATEMENTS OF INCOME                       ELECTRO RENT CORPORATION

                                                                                                 YEAR ENDED MAY 31,
                                                                                                 -------------------------------

                                                                                                        1996              1995

(IN THOUSANDS, EXCEPT PER SHARE INFORMATION)                                             1997
-----------------------------------------------------------------------------------------------
Revenues:
   Rentals and leases                                                                  $129,181       $119,495          $100,467
   Sales of equipment and other revenues                                                 21,319         21,642            20,887
                                                                                       --------       --------          --------
      Total revenues                                                                    150,500        141,137           121,354
                                                                                       --------       --------          --------
Costs and expenses:
   Depreciation of equipment                                                             46,342         43,510            37,228
   Costs of revenues other than depreciation                                             20,091         21,090            20,531
   Selling, administrative and general expenses                                          42,439         37,792            36,907
   Interest                                                                                 829          2,230             2,457
                                                                                       --------       --------          --------
      Total costs and expenses                                                          109,701        104,622            97,123
                                                                                       --------       --------          --------
Income before income taxes                                                               40,799         36,515            24,231
Income taxes                                                                             16,726         14,872             9,667
                                                                                       --------       --------          --------
Net income                                                                             $ 24,073       $ 21,643          $ 14,564
                                                                                       ========       ========          ========
Net income per common and common equivalent share                                      $   1.94        $  1.75          $   1.20
                                                                                       ========        =======          ========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS                            ELECTRO RENT CORPORATION

                                                                                               MAY 31,
                                                                                               ---------
                                                                                                  1996

(IN THOUSANDS, EXCEPT SHARE INFORMATION)                                             1997
-------------------------------------------------------------------------------------------
Assets
   Cash                                                                            $  2,207    $  1,394
   Accounts receivable, net of allowance for doubtful
      accounts of $1,773 and $1,464                                                  19,968      20,598
   Rental and lease equipment, net of accumulated
      depreciation of $127,247 and $119,226                                         139,377     122,206
   Other property, net of accumulated depreciation and
      amortization of $6,630 and $5,774                                              19,438      19,323
   Other                                                                              7,223       7,907
                                                                                   --------    --------
                                                                                   $188,213    $171,428
                                                                                   ========    ========
Liabilities and Shareholders' Equity
Liabilities:
   Bank borrowings                                                                 $  4,200    $ 16,800
   Accounts payable                                                                  20,096      16,433
   Accrued expenses                                                                  11,001      11,876
   Deferred income taxes                                                             13,696      11,696
                                                                                   --------    --------
      Total liabilities                                                              48,993      56,805
                                                                                   --------    --------
Commitments and contingencies
Shareholders' equity
   Preferred stock, $1 par - shares authorized 1,000,000; none issued                    --          --
   Common stock, no par - shares authorized 20,000,000; issued and outstanding:
      1997 - 12,035,496; 1996 - 11,921,576                                            9,965       9,441
   Retained earnings                                                                129,255     105,182
                                                                                   --------    --------
      Total shareholders' equity                                                    139,220     114,623
                                                                                   --------    --------
                                                                                   $188,213    $171,428
                                                                                   ========    ========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY         ELECTRO RENT CORPORATION

                                                                          THREE YEARS ENDED MAY 31, 1997
                                                   --------------------------------------------------------------
                                                                    COMMON STOCK
                                                   ---------------------------------                   CUMULATIVE
                                                                                          RETAINED     TRANSLATION
(IN THOUSANDS)                                     NUMBER OF SHARES           AMOUNT      EARNINGS     ADJUSTMENT
---------------------------------------------
Balance, May 31, 1994                                        11,763        $   8,553     $ 68,979      $      --
   Exercise of stock options                                     11               44           --             --
   Net income for the year ended May 31, 1995                    --               --       14,564             --
   Translation adjustment                                        --               --           --             48
                                                             ------        ---------     --------      ---------
Balance, May 31, 1995                                        11,774            8,597       83,543             48
   Exercise of stock options                                    148              844           --             --
   Repurchase of common stock                                    --               --           (4)            --
   Net income for the year ended May 31, 1996                    --               --       21,643             --
   Translation adjustment                                        --               --           --            (48)
                                                             ------        ---------     --------      ---------
Balance, May 31, 1996                                        11,922            9,441      105,182             --
   Exercise of stock options                                    113              524           --             --
   Net income for the year ended May 31, 1997                    --               --       24,073             --
                                                             ------        ---------     --------      ---------
Balance, May 31, 1997                                        12,035        $   9,965     $129,255      $      --
                                                             ======        =========     ========      =========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS                   ELECTRO RENT CORPORATION

                                                                                       YEAR ENDED MAY 31,
                                                                                       ------------------------
                                                                                           1996          1995
(IN THOUSANDS)                                                                  1997
------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                               $ 24,073     $ 21,643     $ 14,564
   Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization                                        47,824       44,891       38,740
         Provision for losses on accounts receivable                             717          682          244
         Gain on sale of equipment                                            (5,350)      (5,526)      (5,373)
         Change in operating assets and liabilities:
            (Increase) decrease in accounts receivable                           (87)      (2,935)       1,169
            (Increase) decrease in other assets                                  357          122         (431)
            Increase (decrease) in accounts payable                               90       (1,558)      (1,845)
            Increase (decrease) in accrued expenses                             (875)       1,066          688
            Increase (decrease) in deferred income taxes                       2,000         (281)      (1,010)
                                                                            --------     --------     --------
            Net cash provided by operating activities                         68,749       58,104       46,746
                                                                            --------     --------     --------
Cash flows from investing activities:
   Proceeds from sale of equipment                                            18,424       18,543       18,622
   Payments for acquisitions of businesses, net of cash acquired                  --       (1,881)      (7,145)
   Payments for purchase of rental and lease equipment                       (73,014)     (53,648)     (54,053)
   Payments for purchase of other property                                    (1,270)      (1,648)        (790)
                                                                            --------     --------     --------
      Net cash used in investing activities                                  (55,860)     (38,634)     (43,366)
                                                                            --------     --------     --------
Cash flows from financing activities:
   Decrease in bank borrowings                                               (12,600)     (19,300)      (4,653)
   Proceeds from issuance of common stock                                        524          844           44
   Payments for repurchase of common stock                                        --           (4)          --
                                                                            --------     --------     --------
      Net cash used in financing activities                                  (12,076)     (18,460)      (4,609)
                                                                            --------     --------     --------
Effect of exchange rate on cash                                                   --          (48)          48
                                                                            --------     --------     --------
Net increase (decrease) in cash                                                  813          962       (1,181)
Cash at beginning of year                                                      1,394          432        1,613
                                                                            --------     --------     --------
Cash at end of year                                                         $  2,207     $  1,394     $    432
                                                                            ========     ========     ========



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS              ELECTRO RENT CORPORATION

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Organization:
Electro Rent Corporation primarily engages in the short-term rental and the lease of state-of-the-art electronic equipment. The Company maintains an equipment portfolio composed primarily of general purpose test and measurement instruments, workstations, personal computers and data communication equipment purchased from leading manufacturers. Another aspect of the Company's business is the sale of equipment after its utilization for rental or lease. The Company's customers are primarily located in the United States and operate in various industry segments including aerospace and defense, telecommunications, consulting and computer technology. During fiscal 1997, 1996 and 1995 no customer accounted for more than 10% of total revenues.

Basis of Presentation:
The consolidated financial statements include Electro Rent Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Rental and Lease Equipment and Other Property:
Assets are stated at cost. Upon retirement or disposal of assets, the cost and the related allowance for depreciation are eliminated from the accounts and any gain or loss is recognized. Depreciation of rental and lease equipment and other property is computed by the straight-line and sum-of-the-years'-digits methods over the estimated useful lives of the respective equipment. New rental and lease equipment is depreciated over three to seven years, and used equipment, over two and one-half to six years depending on the type of equipment. Maintenance and repairs are expensed as incurred.

Capital Leases:
The Company has certain customer leases providing bargain purchase options, which are accounted for as sales-type leases. At May 31, 1997 and 1996 investment in sales-type leases of $667,000 and $1,150,000 net of deferred interest of $44,000 and $73,000 is included in other assets. Interest income is recognized over the life of the lease using the interest method.

Net Income Per Common and Common Equivalent Share:
Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding of 12,400,227 in 1997, 12,349,543 in 1996 and 12,156,857 in 1995. Prior years' average shares have been restated to give effect to the three-for-two stock split effected in the form of a 50% stock dividend payable on August 18, 1995 to shareholders of record on July 31, 1995.

Cash Flow:
Supplemental disclosures of cash paid during the year for:


                                                              1996        1995
(IN THOUSANDS)                                     1997
-------------------------------------------------------
Interest                                        $   851    $ 2,275    $ 2,364
Income taxes                                     15,764     13,640      9,786

Supplemental schedule of non-cash investing and financing activities:
The Company acquired equipment of $19,405,000, $15,832,000, and $10,143,000 at
May 31, 1997, 1996 and 1995, respectively, which was paid for during the subsequent year.

--------------------------------------------------------------------------------

NOTE 2: BORROWINGS

The Company's financing agreement provides for a $22,000,000 unsecured line of credit. Unless renewed, the line of credit converts to a term loan on November 15, 1997, payable in 18 quarterly installments including interest, commencing February 15, 1998. The outstanding balance under the line of credit was $200,000 at May 31, 1997. The agreement provides for commitment fees based on the unused balance. The agreement also includes requirements regarding the financial position of the Company, including minimum tangible net worth, debt coverage ratios, limitations on the payment of dividends and debt-to-equity ratios. The Company was in compliance with these covenants at May 31, 1997.

The Company has established additional unsecured borrowing arrangements with various banks totalling $76,000,000. These uncommitted arrangements can be withdrawn by the lenders at any time, at their option. There was $4,000,000 outstanding under these arrangements at May 31, 1997, with maturities ranging from 1 to 15 days and at varying interest rates depending on the bank and term. Weighted average interest rates under these unsecured lines were 5.78% at May 31, 1997 and 5.62% at May 31, 1996. Weighted average borrowings for the years ended May 31, 1997 and 1996 were $10,425,000 and $26,867,000 with average interest rates of 6.8% and 6.2%, respectively.

--------------------------------------------------------------------------------

NOTE 3: INCOME TAXES

The Company accounts for income taxes in accordance with FASB Statement No.109. The provision for income taxes consists of the following:


                                        1996           1995
(IN THOUSANDS)           1997
Currently payable
   Federal              $13,241       $ 12,017        $ 8,602
   State                  2,270          3,304          2,075
Deferred
   Federal                1,037           (281)        (1,000)
   State                    178           (168)           (10)
                        -------------------------------------
                        $16,726       $ 14,872        $ 9,667
                        =====================================


A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:


                                                        1996        1995
                                            1997
Statutory federal rate                      35.0%       35.0%       35.0%
State taxes, net of federal benefit          5.5         5.5         5.5
Other --  net                                0.5         0.2        (0.5)
                                            -----------------------------
Effective tax rate                          41.0%       40.7%       40.0%
                                            =============================

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at May 31, 1997 and 1996 are as follows:


                                                            1996
(IN THOUSANDS)                             1997
Deferred tax assets:
   Allowance for doubtful accounts        $    728        $    601
   Net operating loss carryforwards          1,275           1,316
   Finance lease income                        391             345
   Other                                       222             182
                                          ------------------------
                                             2,616           2,444
                                          ------------------------

Deferred tax liabilities:
   Accumulated depreciation                (13,251)        (11,372)
   Deferred revenue                           (977)           (677)
   Other                                    (2,084)         (2,091)
                                          ------------------------
                                           (16,312)        (14,140)
                                          ------------------------
      Net deferred tax liabilities        $(13,696)       $(11,696)
                                          ========================


Net operating loss carryforwards for federal income tax reporting purposes approximate $3,416,000 at May 31, 1997 and are available for use against taxable income through 2006. The utilization of operating loss carryforwards is limited to $344,000 per year for federal income tax reporting purposes.

--------------------------------------------------------------------------------

NOTE 4: RENTALS UNDER NONCANCELLABLE OPERATING LEASES

In addition to short-term rentals, equipment is leased to customers under various operating leases that expire over the next three years. These leases provide the lessee with the option of renewing the agreement for periods of up to twelve months or purchasing the equipment at fair market value at the end of the initial or renewal term.

The Company's cost of equipment under operating leases at May 31, 1997, with remaining noncancellable lease terms of more than one year, is $23,766,000 before accumulated depreciation of $6,219,000 for a net book value of $17,547,000.

A schedule of minimum future rentals to be received on noncancellable operating leases with remaining lease terms of more than one year as of May 31, 1997 is as follows:

(IN THOUSANDS)
--------------------------------------------------------------------------------
1998                                                                     $11,705
1999                                                                       7,700
2000                                                                       1,112
                                                                         -------
                                                                         $20,517
                                                                         =======

--------------------------------------------------------------------------------

NOTE 5: OTHER PROPERTY

Other property, at cost, consists of the following:


                                                                           1996
(IN THOUSANDS)                                            1997
Land                                                    $  6,017        $  6,017
Building                                                  14,146          14,121
Furniture and other equipment                              5,388           4,632
Leasehold improvements                                       517             327
                                                        ------------------------
                                                          26,068          25,097
Less -- accumulated depreciation and amortization         (6,630)         (5,774)
                                                        ------------------------
                                                        $ 19,438        $ 19,323
                                                        ========================


--------------------------------------------------------------------------------

NOTE 6: ACQUISITIONS

On March 29, 1996, the Company purchased the assets of LDI Computer Rentals, Inc., a wholly-owned subsidiary of LDI Corporation engaged in the business of renting and selling personal computers. The purchase price was $2.3 million, payable in cash and financed with short term bank borrowings. The excess of the purchase price over the estimated fair value of the net assets acquired (goodwill) of $180,000 is being amortized on a straight-line basis over 15 years. The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of LDI Computer Rentals have been included with those of the Company from the date of acquisition.

On September 30, 1994, the Company purchased all of the outstanding stock of Genstar Rental Electronics, Inc. (Genstar), a privately-held company engaged in the business of renting, leasing and selling computers, workstations, and general purpose test and measurement equipment. The cash purchase price was $23.2 million, which included assumed debt of $14.9 million. Financing for the transaction was achieved through additional short-term borrowings under Electro Rent's existing line of credit. The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of Genstar have been included with those of the Company since the date of acquisition. The purchase price resulted in an excess of acquisition costs over net worth of $97,000. Such excess and acquired intangibles of $4.3 million are being amortized on a straight-line basis over twenty years.

--------------------------------------------------------------------------------

NOTE 7: COMMITMENTS

The Company leases certain facilities under various operating leases. Most of the lease agreements provide the Company with the option of renewing its lease at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will be renewed or replaced by other leases.

Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

(IN THOUSANDS)
--------------------------------------------------------------------------------
1998                                                                      $  771
1999                                                                         414
2000                                                                         164
2001                                                                          36
2002                                                                          --
                                                                          ------
                                                                          $1,385
                                                                          ======

Rent expense was $1,285,000, $1,037,000, and $1,108,000 in 1997, 1996, and 1995,
respectively.

During 1997 the Company's interest in Nippon Electro Rent (NER), accounted for using the cost method, was reduced from 15% to 3.6% as a result of an additional capital contribution by the other joint venture partner. In connection with this joint venture, the Company guaranteed up to 200 million yen at May 31, 1997. This guarantee was eliminated as of July 1, 1997. The Company's guarantee of NER bank debt at May 31, 1997 and May 31, 1996 was $1,875,000, and $2,775,000,
respectively, at the exchange rate in effect on those dates.

--------------------------------------------------------------------------------

NOTE 8: STOCK OPTION PLANS

The Company has Stock Option Plans (the "Plans") which authorize the Board of Directors to grant options for not more than 1,058,750 shares of the Company's common stock, of which 296,257 were available for future grants at May 31, 1997. The Plans provide for both incentive stock options, which may be granted only to employees, and nonstatutory stock options, which may be granted to directors and consultants who are not employees. Pursuant to the Plans, options have been granted to directors, officers and key employees at prices not less than 100% of the fair market value at the date of grant. Options are exercisable at various dates over a ten-year period from the date of grant or a five-year period in the case of an employee who is also a 10% stockholder. The Plans provide for a variety of vesting dates with the majority of the options vesting at a rate of 25% per year over a period of four years from the date of grant. All outstanding options expire at dates ranging from August 1997 to January 2007. The following table summarizes certain information relative to options for common stock after adjustment for stock splits.

                                                          1997                                   1996
                                             ------------------------------         ------------------------------
                                                           WEIGHTED AVERAGE                       WEIGHTED AVERAGE
                                               SHARES        EXERCISE PRICE           SHARES        EXERCISE PRICE


Options outstanding, beginning of year        707,310             $    6.84          774,658             $    5.55
   Granted                                     58,837                 23.85           80,115                 17.13
   Exercised                                 (113,922)                 4.64         (145,775)                 5.68
   Forfeited                                   (2,238)                 5.30           (1,688)                 6.83
                                             ---------------------------------------------------------------------
Options outstanding, end of year              649,987             $    8.75          707,310             $    6.84
                                             =====================================================================
Options exercisable at end of year            525,340             $    6.15          556,882             $    5.35

The following summarizes information regarding stock options outstanding at May 31, 1997:

                                            OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                              -----------------------------------------------------     ---------------------------
                                                     WEIGHTED
                                                      AVERAGE           WEIGHTED                           WEIGHTED
                                   NUMBER           REMAINING            AVERAGE             NUMBER         AVERAGE
RANGE OF EXERCISE PRICES      OUTSTANDING    CONTRACTUAL LIFE     EXERCISE PRICE        EXERCISABLE  EXERCISE PRICE
$ 3.85 - $ 5.83                   287,330                 2.9             $ 4.82            287,330         $ 4.82
$ 6.58 - $ 8.72                   223,695                 5.4               6.79            218,068           6.78
$17.13 - $24.25                   138,962                 8.7              19.97             19,942          18.32
                              ------------------------------------------------------------------------------------
                                  649,987                 5.0             $ 8.75            525,340         $ 6.15
                              ====================================================================================

The Company adopted Statement of Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (FAS 123) in fiscal 1997. The effect of FAS 123 for the years presented in the financial statements is not significant.

--------------------------------------------------------------------------------

NOTE 9: SAVINGS PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

The Company maintains a Savings Plan (401(k)) and a frozen Employee Stock Ownership Plan (ESOP). Employees become eligible to participate in the 401(k) after one year of employment. The Company has the option to match contributions of participants at a rate management determines each year. For participants with three or more years of service, the Company also may elect to make additional discretionary matching contributions in excess of the rate elected for participants with less than three years of service.

The Board of Directors determines the amount to be contributed annually to the 401(k) in cash, provided that such contributions shall not exceed the amount deductible for federal income tax purposes. Cash contributions to the 401(k) of $503,000, $495,000, and $368,000 were made for 1997, 1996 and 1995, respectively.

--------------------------------------------------------------------------------

NOTE 10: QUARTERLY INFORMATION (UNAUDITED)

Quarterly information is as follows:

                                                   TOTAL        INCOME       NET      INCOME
(IN THOUSANDS, EXCEPT PER SHARE INFORMATION)    REVENUES  BEFORE TAXES    INCOME   PER SHARE
Fiscal Year 1997
   First Quarter                                $ 38,144       $11,095   $ 6,547    $   0.53
   Second Quarter                                 37,978        11,026     6,505        0.52
   Third Quarter                                  36,804         9,899     5,841        0.47
   Fourth Quarter                                 37,574         8,779     5,180        0.42
                                                --------------------------------------------
                                                $150,500       $40,799   $24,073    $   1.94
                                                ============================================

Fiscal Year 1996
   First Quarter                                $ 34,361       $ 8,905   $ 5,254    $   0.43
   Second Quarter                                 34,563         9,169     5,410        0.44
   Third Quarter                                  33,911         8,262     4,933        0.40
   Fourth Quarter                                 38,302        10,179     6,046        0.48
                                                --------------------------------------------
                                                $141,137       $36,515   $21,643    $   1.75
                                                ============================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Shareholders and Board of Directors of Electro Rent Corporation:

We have audited the accompanying consolidated balance sheets of Electro Rent Corporation (a California corporation) and subsidiaries as of May 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electro Rent Corporation and subsidiaries as of May 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1997 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

Arthur Andersen LLP
Los Angeles, California
August 1, 1997



--------------------------------------------------------------------------------

Capital Stock, Shareholders and Cash Dividend Information

The common stock of the Company is quoted on NASDAQ under the symbol ELRC. There were approximately 649 shareholders of record at August 11, 1997. The following table sets forth, for the period shown the high and low closing sale prices in the NASDAQ National Market System as reported by NASDAQ.

                            FISCAL YEAR 1997                 FISCAL YEAR 1996
                      ---------------------------        --------------------------
                           HIGH               LOW             HIGH              LOW
First Quarter         $25               $21 1/2          $18 1/4          $14 1/6
Second Quarter         24 3/4            22               21 1/2           16 3/4
Third Quarter          25 1/4            21 1/2           22 3/4           19 3/4
Fourth Quarter         25 3/4            22 1/2           25               21 1/4


27